

March 19, 2014

<u>Via E-mail</u>
Mr. Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

      Re: **Maxim Integrated Products, Inc.**
             Form 10-K for the Fiscal Year Ended June 29, 2013
             Filed August 13, 2013
             Form 10-Q for the Quarterly Period Ended December 28, 2013
             Filed February 3, 2014
             File No. 001-34192

Dear Mr. Kiddoo:

We have reviewed your response letter dated March 12, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 29, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Provision for Income Taxes, page 27</u>

1.   We note your response to prior comments 1, 3, and 4, as well as your prior responses to comments 4 and 5 in your response dated February 5, 2014. We also note from page 64 that you do not disclose any revenues attributable to Ireland and that almost all of your pre-tax profit from foreign operations for tax purposes is attributable to Ireland. To enhance an investor's understanding of income taxes on your current and future results of operations, please explain in greater detail the relationship between your foreign operating pre-tax income and your effective tax rates. For example, consider disclosing

that your pre-tax profit from foreign operations is attributable to Ireland and provide an analysis of possible outcomes or implications on your operations including your effective tax rates in the various jurisdictions and address such conditions and events. In addition, separately discuss the changes in the amount of your pre-tax earnings reported from foreign operations as compared to domestic operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Item 8. Financial Statements

Note 16. Income Taxes, page 66

2.   In future filings, separately disclose the income before income tax expense for domestic operations in addition to your foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended December 28, 2013

Note 11. Commitments and Contingencies, page 18

3.   We note your response to prior comment 6. Please revise your future filings to disclose the approximate term of the product warranties that you provide to your strategic customers in limited circumstances. Refer to the guidance in FASB ASC 460-10-50-4(a)(1).

4.   Further to the above, we note that your proposed disclosure states that your financial responsibility may extend beyond repairing or replacing the product or crediting the customer's account and losses and /or damages resulting from the defective products. In future filings, please further revise the note to clarify the nature of any obligations other than repairing or replacing the product or crediting the customer's account and losses and /or damages resulting from the defective products.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to call me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant